Exhibit 99.7

San Francisco Department of Emergency Management Selects NICE for
9-1-1 Center Upgrade

The agency will leverage NICE Inform’s recording, multimedia incident reconstruction, and quality assurance capabilities to improve efficiency, service, and future-readiness

Hoboken, N.J. – April 18, 2017 – NICE (Nasdaq:NICE) announced today that the San Francisco Department of Emergency Management (SFDEM), a NICE customer since 2006, has once again selected NICE solutions for its 9-1-1 center upgrade. The SFDEM 9-1-1 center will be taking advantage of the full range of NICE Inform’s future-ready applications and integrations to improve productivity and effectiveness across its entire operation, and ensure the highest levels of service for residents of the City and County of San Francisco, and large numbers of tourists who visit the area as well.

“We’ve been working with NICE for about 10 years now and it has been a really good relationship,” said Mitch Sutton, CIO, San Francisco Department of Emergency Management. “We feel that NICE really ‘gets’ public safety and our requirements. In addition to meeting our needs today, the NICE Inform suite of solutions is well suited to our future requirements.”

The SFDEM’s 9-1-1 call takers and dispatchers are a critical lifeline between the public and first responders. A staggering 3,474 calls come into the 9-1-1 center each day and that number is steadily growing. The SFDEM is aggressively recruiting telecommunicators to keep pace with the workload, while also looking for other ways to bolster telcommunicator efficiency and effectiveness.

Boosting Efficiency and Quality Assurance

“Our telecommunicators perform difficult and life-saving work every day,” said Sutton. “Here at the SFDEM there has been a big push to process calls more efficiently to get first responders on scene faster. We’re also placing a heightened emphasis on quality assurance to ensure our telecommunicators are handling calls efficiently and according to protocols. NICE Inform is going to help us streamline our quality assurance process and meet our goals.”

With NICE Inform Evaluator, the SFDEM will be able to expand its quality assurance program to systematically review all call types and identify areas where call processing can be improved. NICE Inform Evaluator combines automated, rules-based QA call selection with a form builder for creating customized evaluation forms for call review and scoring. Results of evaluations are automatically tabulated and can be used to pinpoint coaching and training gaps, while also improving feedback and employee retention. With the addition of NICE screen recording, supervisors will be able to hear what was said and at the same time see what was happening on the telecommunicator’s screen as calls were processed.

The SFDEM also expects to achieve efficiency gains in its records custodians unit. This unit processes close to 25,000 requests for 9-1-1 records annually for District Attorneys and other requestors. NICE Inform will streamline the fulfillment of these requests by making it easier to find, retrieve and share audio recordings.

Introducing Next Generation Technologies

Like most 9-1-1 centers, the SFDEM is moving to next generation technologies. NICE’s direct, certified integration with West Corporation’s VIPER® Voice over IP solution means that the SFDEM can record its IP emergency communications with confidence. NICE Inform is also future-ready, so when the SFDEM is ready to start accepting SMS 9-1-1 texts, it will be able to leverage its investment in NICE Inform to record and manage voice, SMS 9-1-1 texts, and additional future multimedia in a unified system.

“NICE values our long-standing relationship with the San Francisco Department of Emergency Management, and we’re honored that they continue to entrust NICE with their public safety needs,” said Chris Wooten, Executive Vice President, NICE. “NICE is committed to helping the SFDEM improve its efficiency and effectiveness to provide excellent emergency response to the citizens it serves, while also helping the SFDEM prepare for the future.”

About the San Francisco Department of Emergency Management
The San Francisco Department of Emergency Management (DEM) leads the City in planning, preparedness, communication, response, and recovery for daily emergencies, large scale citywide events, and major disasters. DEM is the vital link in emergency communication between the public and first responders, and provides key coordination and leadership to City departments, stakeholders, residents, and visitors. The San Francisco Division of Emergency Communications’ 9-1-1 center serves a city and county of 860,000 people and fields calls for police, fire and medical emergencies, as well as calls for nonemergency services. The center receives more than 1.2 million emergency and non-emergency calls per year. www.sfdem.org.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.